Exhibit 10.21





                            Compensation of Directors




                  Directors who are also employees of Leucadia National Corporation receive no remuneration for services as a member of the Board of Directors or any committee of the Board of Directors. In 2005, each director who was not an employee received a retainer of $36,000 plus $500 for each meeting of the Board of Directors and $500 for each meeting of a committee of the Board of Directors ($600 if a committee chairman) that he attended. Members of the Audit Committee receive an additional annual retainer of $10,000 ($12,000 for the Audit Committee chairman). Under the terms of the 1999 stock option plan, as amended, non-employee director will automatically be granted options to purchase common shares (1,000 shares for years prior to 2006, and 2,000 shares for 2006 and subsequent years) on the date on which the annual meeting of shareholders will be held each year during the duration of the stock option plan. The purchase price of the common shares covered by the options is the fair market value of the common shares on the date of grant. These options become exercisable at the rate of 25% per year commencing one year after the date of grant. As a result of this provision, options to purchase 1,000 common shares at an exercise price of $36.05 per common share were awarded to each of Messrs. Dougan, Glaubinger, Hirschfield, Jordan, Keil and Nichols on May 17, 2005. The Company also reimburses directors for certain expenses incurred in connection with attending Board and committee meetings, including travel, hotel accommodations, meals and other incidental expenses for directors and their spouses accompanying them to Company-related events.